Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2008 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2007 and the other information contained in such Annual Report, particularly the information under the caption “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Prior to the fourth quarter of 2007, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel (“IL GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements. The Company recast the comparative amounts included in its financial statements and in this report to US GAAP.

Results of Operations

        The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,
	2008	2007

Statement of Operations Data:
Total revenues	100%	100%
Cost of total sales	120.4	126.9

Gross loss	(20.4)	(26.9)

Research and development expenses, net	5.4	6.2
Marketing, general and administrative expenses	12.9	13.9

Operating loss	(38.7)	(47.0)
Financing expense, net	(13.5)	(19.0)
Other income (expenses), net	(0.5)	0.1

Loss	(52.7)%	(65.9)%

Six Months Ended June 30, 2008 compared to Six Months Ended June 30, 2007

        Revenues. Revenues for the six months ended June 30, 2008 increased by 2.7% to $115.7 million from $112.7 million for the six months ended June 30, 2007.

        Cost of Total Sales. Cost of total sales for the six months ended June 30, 2008 amounted to $139.3 million, compared with $142.9 million for the six months ended June 30, 2007. This decrease of 2.5% in cost of sales despite the increase in revenues was mainly attributable to a reduction in depreciation and amortization expenses following the previously announced change in the estimated useful lives of the Company’s machinery and equipment in the second quarter of 2007 (and as a result, the Company’s machinery and equipment are depreciated over estimated useful lives of 7 years rather than 5 years).

        Gross Loss. Gross loss for the six months ended June 30, 2008 was $23.6 million compared to a gross loss of $30.3 million for the six months ended June 30, 2007. The decrease in gross loss was mainly attributable to the 2.5% decrease in Cost of Total Sales and by the 2.7% increase in revenues as described above.

        Research and Development. Research and development expenses for the six months ended June 30, 2008 decreased to $6.2 million from $7.0 million for the six months ended June 30, 2007.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2008 decreased to $15.0 million from $15.7 million for the six months ended June 30, 2007.

        Operating Loss. Operating loss for the six months ended June 30, 2008 was $44.8 million, compared to $53.0 million for the six months ended June 30, 2007. The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

        Financing Expenses, Net. Financing expenses, net for the six months ended June 30, 2008 were $15.6 million compared to financing expenses, net of $21.4 million for the six months ended June 30, 2007. This decrease is mainly due to measuring at fair value of our loans and convertible debentures derivatives and due to lower interest on our long-term debt following the LIBOR rate decrease. The above was partially offset by the influence of the revaluation of the NIS in relation to the dollar.

        Other Income (Expense), Net. Other expense, net, for the six months ended June 30, 2008 was $0.5 million compared to other income, net of $0.1 million for the six months ended June 30, 2007.

        Loss. Loss for the six months ended June 30, 2008 was $60.9 million, compared to $74.3 million for the six months ended June 30, 2007. This decrease is attributable to the decrease of $8 million in the operating loss and to the $6 million decrease in financing expenses, net described above.

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the six months ended June 30, 2008, the exchange rate of the dollar in relation to the NIS decreased by 12.8% and the Israeli Consumer Price Index (“CPI”) increased by 2.3% (during the six months ended June 30, 2007 there was an increase of 0.6% in the exchange rate of the dollar in relation to the NIS and an increase of 1% in the CPI).

        We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

        Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations. The recent devaluation of the US dollar in relation to the NIS mainly increased our dollar expenses related to our NIS denominated debentures and the dollar amount of our NIS denominated expenses.

Liquidity and Capital Resources

        As of June 30, 2008, we had an aggregate of $19.8 million in cash and cash equivalents. This compares to $44.5 million we had as of December 31, 2007.

        During the six months ended June 30, 2008, we raised $32 million through long-term loans and 1.4 million from the issuance of convertible debentures and generated a net amount of $7.3 million from our operating activities. These liquidity resources partially financed the capital expenditure investments we made during the six months ended June 30, 2008, which aggregated to an amount of $56.7 million, in connection with the purchase and installation of equipment for the ramp up of Fab 2 and repayment of convertible debentures in the amount of $8.2 million.

        As of June 30, 2008, we had long-term loans from banks and from The Israel Corporation (“TIC”) in the amount of $416.3 million (most of which are presented at fair value), which we obtained mainly in connection with the establishment and ramp-up of Fab 2. As of such date, we had an aggregate of $129.3 million of debentures, of which $9.2 million are presented as current maturities.

On August 2008, the Company entered into a Memorandum of Understanding with its lender Banks and TIC for the restructuring of the Company’s debt and TIC’s planned investments in the Company, as described below.

We continue to examine alternatives for additional funding sources in order to fund our Fab2 ramp-up plan and the costs associated with the acquisition and integration of Jazz Technologies™, Inc. described below.

Acquisition of JAZZ Technologies

        On May 2008, the Company entered into a definitive agreement (the “Agreement”) with Jazz Technologies™, Inc (AMEX: JAZ), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in NewPort Beach, California (“Jazz”), pursuant to which the Company is to acquire Jazz in a stock-for-stock transaction.

The Agreement provides that, upon the terms and subject to the conditions set in the Agreement, Jazz will merge with a wholly-owned subsidiary of the Company (formed for that purpose), with Jazz as the surviving corporation (the “Acquisition”).  The Agreement has been approved by the boards of directors of both the Company and Jazz and is subject to the approval of Jazz’s stockholders and other customary closing conditions and other regulatory approvals. In June 2008, the Company filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which has been declared effective by the SEC in August 2008. Jazz has set September 17, 2008 as the date for the special meeting of its stockholders to vote on, approve and adopt the acquisition.

Memorandum of Understanding with the Company’s Lender Banks and with TIC

In August 2008, the Company signed a Memorandum of Understanding (“MOU”) with its lender Banks and TIC for the restructuring of the Company’s debt. The main terms of the MOU are as follows: (i) $250 million of the Company’s debt to its Banks and TIC will be converted into equity securities of the Company, exercisable into ordinary shares, on the basis of $1.42 per share, representing two times the average closing price per share on Nasdaq for the ten trading days prior to August 7, 2008, which was the date of the Company’s public announcement regarding its debts restructuring negotiations with the banks and TIC; (ii) TIC will invest $20 million in the Company in exchange for 28,169,014 equity securities of the Company, exercisable into ordinary shares based on the average closing price per share on Nasdaq for the ten trading days prior to August 7, 2008; (iii) TIC will invest up to an additional $20 million by the end of 2009, in the event the Company has not raised such amount by the end of 2009 and subject to certain other conditions. In consideration for such investment, TIC will receive an amount of the Company’s equity securities, exercisable into ordinary shares of the Company, based on the lower of: (i) the average closing price per share on Nasdaq for the last ten trading days prior to the date on which the investment is made, and (ii) the average closing price per share used for the $20 million initial investment mentioned above.

In addition, the MOU postpones repayment of the remaining principal, defers interest payments, modifies the interest rate and waives financial covenants as follows: (i) the repayment of the remaining principal of the loans is postponed to begin in September 2010; (ii) interest payments originally due September 2008 through June 2009 are postponed and are added to the principal payments, which are scheduled to begin in September 2010; (iii) the interest rate on the remaining loans will be LIBOR plus 2.5% per annum; and (iv) the banks waived in full the Company’s compliance with financial covenants through the end of 2008.

The terms of the MOU, excluding the postponed interest payments and the financial covenants’ waiver which are definitive terms, are subject to the closing of definitive amendment to the Facility Agreement with the Banks, other definitive documentation and receipt of certain approvals.